EXHIBIT 99.E

RECENT DEVELOPMENTS

The information contained in this section supplements the information about the Republic corresponding to the headings below that is contained in Exhibit 99.D to the Republic’s annual report on Form 18-K for the fiscal year ended December 31, 2017. To the extent the information in this section differs from the information contained in such annual report, you should rely on the information in this section. Capitalized terms not defined in this section have the meanings ascribed to them in the annual report.

REPUBLIC OF INDONESIA

Land and People

Volcanic and Other Natural Disasters

In August 2018, a series of earthquakes hit the islands of Lombok and Sumbawa resulting in 560 deaths, 7,000 seriously injured and damage to infrastructure, houses and other property. The estimated cost of damages to infrastructure and property was Rp17.13 trillion as of October 25, 2018.

In September 2018, a strong earthquake and a subsequent tsunami hit the Province of Sulawesi resulting in approximately 2,300 deaths, 4,600 seriously injured, 1,300 missing people and damage to infrastructure, houses and other property. The estimated cost of damages to infrastructure and property was Rp13.82 trillion as of October 31, 2018.

Government and Political Developments

Regional Governments and Regional Autonomy

Regional elections were successfully held in June 2018 in 17 provinces, 39 municipalities, and 115 regencies.

Terrorism

A terror incident commonly known as the Surabaya bombings occurred in May 2018, in which suicide bombers on May 13, 2018 detonated bombs in three churches and an apartment complex in Surabaya, the second largest city in Indonesia. The next day, two perpetrators detonated their devices at the Surabaya police headquarters while they were being checked by the police at the entrance. In total, 15 civilians, one police officer and 13 suicide bombers were killed, and around 50 people were injured in the Surabaya bombings. The attacks occurred just days after a three-day prison standoff between the Indonesian national police and inmates convicted of terrorist activities at the headquarters of the mobile brigade of the Indonesian national police in West Java, commonly known as the Mako Brimob standoff, in which five police officers were killed. These attacks were the deadliest terror attacks in Indonesia since the 2002 Bali bombings. Indonesia’s national police believe the attacks were perpetrated in retaliation for the imprisonment of Aman Abdurrahman, the leader of the Jamaah Ansharut Daulah/Jamaah Ansharut Tauhid terror group, a splinter cell of Jemaah Islamiyah.

On June 1, 2018, Indonesia’s national police announced that they had arrested 37 suspects after a series of anti-terror operations across Indonesia. Four people who were accused of terrorism were killed during shootouts. By mid-July 2018, 197 suspected terrorists had been apprehended, of which 20 were killed during the raids.

On June 22, 2018, Indonesia enacted a revised anti-terrorism law, which now enables Indonesian security forces to take pre-emptive action against suspected militants and envisages a broader role for Indonesian armed forces to support the efforts of the counter-terrorism unit of Indonesia’s national police.

Economic Policy Packages in 2015 – 2018

The 16th policy package, announced on August 31, 2017, aims at speeding up the issuance of business permits while providing greater certainty on the cost and time involved and improving coordination between ministries and provincial administrations through the reform of all licensing-related regulations issued by ministries or head of state agencies, governors and regents or mayors. On November 16, 2018, the 16th policy package was updated to include policies aimed at relaxing regulations pertaining to investment as a means to enhance productivity. The update comprises three new policies: (i) an expansion of the tax holiday program, (ii) adjustments to the negative investment list to open more sectors that can be fully funded by foreign capital and (iii) the provision of tax incentives for the mandatory saving of export earnings in Indonesian bank accounts.

The policy package also includes the issuance of Presidential Regulation Number 91 of 2017 on expediting business operations, establishment of a work unit to guide and settle licensing delays in business operations, application of a licensing checklist in special economic zones, free trade zones, industrial and tourism zones and application of licensing through shared use. The Government also established various task forces, or Satgas, at the national, ministerial/institutional, provincial and regional/municipality level to settle issues relating to licensing for businesses. The Government expects to issue additional regulations to implement the policy package.

Economy and Gross Domestic Product

Principal Sectors of the Economy

Indonesia’s principal economic sectors are manufacturing industry (including coal, oil and gas); agriculture, forestry and fishery; wholesale and retail trade, repair of motor vehicles and motorcycles; construction; and mining and quarrying.

The tables below show the composition of Indonesia’s GDP by sector at current prices and constant prices, respectively, for the periods indicated.

Gross Domestic Product by Industry (at current prices)

	Nine Months Ended September 30,
	2017	%	2018P	%
	(in billions of Rupiah and percentage of GDP)
Manufacturing Industry
Coal Industry and Oil and Gas Refining	233,144	2.3	246,465	2.2
Non-Coal, Oil and Gas Manufacturing Industries	1,809,503	17.9	1,947,565	17.7

Total Manufacturing Industry	2,042,647	20.2	2,194,029	19.9
Wholesale and Retail Trade; Repair of Motor Vehicles and Motorcycles	1,316,109	13.0	1,436,715	13.0
Agriculture, Forestry, and Fishery
Agriculture, Livestock, Hunting, & Agriculture Services	1,068,628	10.6	1,127,859	10.2
Forestry and Logging	67,874	0.7	72,289	0.7
Fishery	258,962	2.6	285,813	2.6

Total Agriculture, Forestry, and Fishery	1,395,465	13.8	1,485,961	13.5
Mining and Quarrying
Oil, Gas and Geothermal Mining	285,865	2.8	347,157	3.1
Coal and Lignite Mining	235,926	2.3	281,391	2.6
Metal Ore	66,613	0.7	89,087	0.8
Other Mining and Quarrying	164,048	1.6	168,203	1.5

Total Mining and Quarrying	752,451	7.5	885,838	8.0
Construction	1,028,970	10.2	1,139,884	10.3
Government Administration, Defense Compulsory Social Security	362,887	3.6	392,863	3.6
Information and Communication	383,099	3.8	415,736	3.8
Transportation and Warehousing	541,301	5.4	592,422	5.4
Financial and Insurance Service	427,044	4.2	457,727	4.2
Education Service	321,003	3.2	346,826	3.1
Other*	1,157,629	11.5	1,259,133	11.4

Gross Value Added at Basic Prices	9,728,604	96.3	10,607,136	96.2
Taxes less Subsidies on Products	369,585	3.7	421,268	3.8

Total GDP	10,098,189	100.0	11,028,404	100.0

Source: BPS

P	Preliminary.
*

Includes the Procurement of Electricity and Gas; Procurement of Water, Management of Trash, Waste and Recycle; Accommodation and Food Beverages Supply; Real Estate; Corporate Services; Health Service and Social Activity; and Other Services sectors.

Gross Domestic Product by Industry

(at constant 2010 prices)

	Nine Months Ended September 30,
	2017	%	2018P	%
	(in billions of Rupiah and percentage of GDP)
Manufacturing Industry
Coal Industry and Oil and Gas Refining	166,303	2.2	165,685	2.1
Non-Coal, Oil and Gas Manufacturing Industries	1,406,327	19.0	1,473,615	18.9

Total Manufacturing Industry	1,572,630	21.2	1,639,300	21.1
Wholesale and Retail Trade; Repair of Motor Vehicles and Motorcycles	979,942	13.2	1,030,308	13.2
Agriculture, Forestry, and Fishery
Agriculture, Livestock, Hunting, & Agriculture Services	770,192	10.4	799,323	10.3
Forestry and Logging	45,542	0.6	46,901	0.6
Fishery	169,487	2.3	177,520	2.3

Total Agriculture, Forestry, and Fishery	985,220	13.3	1,023,743	13.1
Mining and Quarrying
Oil, Gas and Geothermal Mining	227,506	3.1	224,642	2.9
Coal and Lignite Mining	171,559	2.3	170,805	2.2
Metal Ore	69,296	0.9	82,099	1.1
Other Mining and Quarrying	115,507	1.6	118,316	1.5

Total Mining and Quarrying	583,869	7.9	595,862	7.7
Construction	724,702	9.8	770,159	9.9
Government Administration, Defense Compulsory Social Security	235,969	3.2	252,444	3.2
Information and Communication	374,477	5.1	403,693	5.2
Transportation and Warehousing	301,222	4.1	324,089	4.2
Financial and Insurance Service	299,500	4.0	310,256	4.0
Education Service	219,951	3.0	232,061	3.0
Other*	855,181	11.6	907,397	11.7

Gross Value Added at Basic Prices	7,132,662	96.3	7,489,312	96.2
Taxes less Subsidies on Products	271,156	3.7	297,148	3.8

Total GDP	7,403,818	100.0	7,786,460	100.0

Source: BPS

P	Preliminary.
*

Includes the Procurement of Electricity and Gas; Procurement of Water, Management of Trash, Waste and Recycle; Accommodation and Food Beverages Supply; Real Estate; Corporate Services; Health Service and Social Activity; and Other Services sectors.

Manufacturing Industry

During the nine months ended September 30, 2018, Indonesia’s manufacturing industries grew by 4.2% compared to the same period in 2017. Non-coal, oil and gas manufacturing industries grew by 4.8% during the nine months ended September 30, 2018, mainly driven by the food and beverage manufacturing subsector, which grew by 9.7%. This was partially offset by a 0.4% contraction in the coal industry and oil and gas refining.

Wholesale and retail trade; repair of motor vehicles and motorcycles

During the nine months ended September 30, 2018, the wholesale and retail trade, repair of motor vehicles and motorcycles sector grew by 5.1% compared to the same period in 2017. This growth was mainly driven by the wholesale and retail trade of non-cars and motorcycles sub-sector, which grew by 5.2%. The wholesale and retail trade of cars, motorcycles, and repairs subsector grew by 5.0% compared to the same period in 2017.

Agriculture, forestry and fishery

During the nine months ended September 30, 2018, the agriculture, forestry, and fishery sector grew by 3.9% compared to the same period in 2017. This growth was mainly driven by the fishery subsector. The agriculture, livestock, hunting and agriculture services subsector and the forestry subsector grew by 3.8% and 3.0%, respectively, during the nine months ended September 30, 2018.

Mining and Quarrying

During the nine months ended September 30, 2018, the mining and quarrying sector grew by 2.1% compared to the same period in 2017, primarily due to growth in the metal ore mining and the other mining and quarrying subsector, which grew by 18.5% and 2.4%, respectively. This was partially offset by contraction in the oil, gas and geothermal mining and the coal and lignite mining subsector, which contracted by 1.3% and 0.4%, respectively, during the nine months ended September 30, 2018.

Grasberg Copper Mine

Under Law No. 4 of 2009 on Mineral and Coal Mining enacted by the Government in January 2009, or the Mining Law, two new types of licenses were created: ijin usaha pertambangan, or IUP, and ijin usaha pertambangan khusus, or IUPK. Subsequent to the enactment of the Mining Law, the Government issued various regulations thereunder, including (i) regulations mandating the domestic processing and refining of minerals, (ii) regulations requiring the reclamation of areas affected by mining activities, (iii) regulations related to local community development and empowerment, optimization and conservation of mineral resources, and job opportunities for local mining service providers and local communities surrounding a mining area and (iv) regulations relating to procedures for the granting of a production operation special mining permit, which provide guidelines for the granting of an operation production IUPK in order to continue the operation of a contract of work.

Pursuant to the Mining Law and its implementing regulations, among others, the Ministry of Energy and Mineral Resources No. 15 of 2017 on the Procedures for the Issuance of the IUPK Operasi Produksi (IUPK OP) as a Continuation of the Contract of Work or Coal Contract of Work, contracts of work issued under the prior mining law, including the contract of work of PT Freeport Indonesia, or Freeport Indonesia, will remain valid until the end of their terms. Under the current regulations, however, contract of work holders, including Freeport Indonesia, are required to refine their mining products in Indonesia and, contract of work holders, including Freeport Indonesia, are required to convert their contract of work into an IUPK to continue the export of concentrate.

On February 20, 2017, Freeport-McMoRan Inc., or FCX, the parent company of Freeport Indonesia, the operator of the Grasberg copper mine in the province of Papua, announced that Freeport Indonesia had provided to the Government formal notice of an impending dispute pursuant to the dispute resolutions provisions of the contract of work entered into between Freeport Indonesia and the Government.

On February 10, 2017, the Government granted Freeport Indonesia a temporary special mining permit, which was effective from February 2017 to October 2017. The temporary special mining permit was extended from time to time and was effective until November 2018. In August 2017, Freeport agreed to convert its contracts of work into an IUPK and to transfer to Indonesia’s nominee a 51% stake in the Grasberg copper mine. Freeport Indonesia also agreed to build a smelter to process copper concentrate in Indonesia in order to support job creation and increase the amount of processing work done in Indonesia. In exchange, the Government agreed to grant Freeport an initial five-year license expiring in 2021 and to extend Freeport’s permit to operate the mine for two additional ten-year terms until 2041, subject to the construction of certain smelters, submission of the applicable permit applications and certain other conditions.

On September 27, 2018, the Indonesian state-owned enterprise PT Indonesia Asahan Aluminium (Persero), or Inalum, entered into various agreements with FCX, Rio Tinto and other relevant parties in connection with Inalum’s acquisition of a 51.2% share ownership in Freeport Indonesia and other interests related to the Grasberg copper mine for a cash consideration of $3.85 billion. Inalum will fund the acquisition from the net proceeds of its recent bond offering.

Following completion of the transactions, Inalum is expected to own, directly and indirectly, 51.2% beneficial equity interest in Freeport Indonesia (subject to a dividend assignment mechanism to replicate the joint venture economics), and FCX’s ownership will be 48.8%. FCX will continue to manage the operations of Freeport Indonesia after completion of the transactions. The transactions, which are expected to close by the first quarter of 2019, and are subject to certain conditions including the extension and stability of Freeport Indonesia’s long-term mining rights through 2041 in a form acceptable to FCX and Inalum, resolution of environmental regulatory matters satisfactory to the Government, FCX and Inalum, various other Indonesian regulatory actions and approvals, and customary approvals from international competition authorities. The agreements contain representations, warranties, covenants, and indemnifications of the parties customary for transactions of this type.

Construction

During the nine months ended September 30, 2018, the construction sector grew by 6.3% compared to the same period in 2017. This growth was primarily due to the increased construction activity on infrastructure projects such as light rail transits and highways.

Information and Communication

During the nine months ended September 30, 2018, the information and communication sector grew by 7.8% compared to the same period in 2017. This growth was primarily due to an increase in mobile data subscriptions and growth in the digital economy.

Other sectors

None of the other sectors shown in the tables above comprised more than 5% of GDP at constant prices for the periods indicated.

Gross Domestic Product

In this prospectus, GDP is shown in both current and constant prices. GDP at current prices value a country’s output using the actual prices for each year, while GDP at constant prices (also referred to as “real” GDP) value output using the prices from a base year, thereby eliminating the distorting effects of inflation and deflation.

The following table shows the distribution of GDP in the Indonesian economy by expenditure at current prices and constant prices, respectively, for the periods indicated (at current prices).

Gross Domestic Product by Expenditure

(at current prices)

	Nine Months Ended September 30,
	2017	%	2018P	%
	(in billions of Rupiah and percentage of GDP)
GDP	10,098,189	100.0	11,028,404	100.0
Add: Imports of goods and services	1,860,352	18.4	2,373,597	21.5

Total Supply of Goods and Services	11,958,541	118.4	13,402,001	121.5
Less: Exports of goods and services	2,022,592	20.0	2,338,787	21.2

Total Domestic Expenditure	9,935,949	98.4	11,063,214	100.3

Allocation of total domestic expenditure:
Household consumption expenditure	5,664,548	56.1	6,153,288	55.8
NPISHs consumption expenditure	118,776	1.2	132,937	1.2
Government consumption expenditure	809,818	8.0	872,251	7.9

Total Consumption	6,593,142	65.3	7,158,476	64.9
Gross domestic fixed capital formation	3,189,473	31.6	3,505,202	31.8
Change in inventories (residual)(1)	153,334	1.5	399,537	3.6

Total Domestic Expenditure	9,935,949	98.4	11,063,214	100.3

Source: BPS

P	Preliminary.
(1)	Includes statistical discrepancies.

Gross Domestic Product by Expenditure

(at constant 2010 prices)

	Nine Months Ended September 30(1),
	2017	%	2018P	%
	(in billions of Rupiah and percentage of GDP)
GDP	7,403,818	100.0	7,786,460	100.0
Add: Imports of goods and services	1,418,896	19.2	1,617,797	20.8

Total Supply of Goods and Services	8,822,713	119.2	9,404,257	120.8
Less: Exports of goods and services	1,590,748	21.5	1,703,502	21.9
Total Domestic Expenditure	7,231,965	97.7	7,700,755	98.9

Allocation of total domestic expenditure:
Household consumption expenditure	4,007,336	54.1	4,209,033	54.1
NPISHs consumption expenditure	83,581	1.1	90,643	1.2
Government consumption expenditure	519,818	7.0	545,415	7.0

Total Consumption	4,610,736	62.3	4,845,091	62.2
Gross domestic fixed capital formation	2,366,274	32.0	2,529,804	32.5
Change in inventories (residual)(2)	254,956	3.4	325,859	4.2

Total Domestic Expenditure	7,231,965	97.7	7,700,755	98.9

Source: BPS

P	Preliminary.

(1)	Calculated with calendar year 2010 as the Base Year.
(2)	Includes statistical discrepancies.

Inflation

The following table shows the Consumer Price Index, or CPI, as of the date indicated and the percentage change against the previous period.

Changes in Consumer Price Index(1)

	As of October 31, 2018
CPI	134.2
Annual percentage year-on-year	3.2	%(2)

Source: BPS

(1)	Calculated on the basis of 2012 CPI = 100.
(2)	Percentage change in the CPI as of October 31, 2018 compared to CPI as of October 31, 2017.

The following table shows percentage changes year-on-year in the CPI for certain commodities for the period ended October 31, 2018.

Inflation by Commodity

October 31, 2018*
Food	4.4%
Processed food, beverages and cigarettes	4.0%
Housing	2.4%
Clothing	3.5%
Health	3.0%
Education, recreation and sports	3.2%
Transportation, communication, and financial service	2.1%

Source: BPS

*	Percentage change in the CPI as of October 31, 2018 compared to CPI as of October 31, 2017.

Inflation was 3.2% year-on-year for the period ended October 31, 2018 compared to the same period in 2017. This was primarily due to higher prices in processed food, beverages and cigarettes, housing, health, and transportation, communication, and financial service which were at 4.0%, 2.4%, 3.0%, and 2.1% respectively.

Labor and Employment

Labor

The following table sets forth the proportion of the employed labor force in each sector of the economy as of August, 2018.

	As of August 2018(1)
	(in millions)%
Agriculture	35.7	28.8
Industry	18.3	14.8
Construction	8.3	6.7
Trade	30.7	24.8
Transportation, warehouses, and communications	6.3	5.1
Financial	3.9	3.1
Public services	18.6	15.0
Others (mining, electricity, gas and water)	2.3	1.8

Total	124.0	100.0

Source: BPS

(1)	Estimation using population projections weighing results.

Employed Labor Force of Indonesia by Gender

The following table sets forth Indonesia’s employed labor force by gender as of August, 2018.

	As of August 2018
	(in millions)	%(1)
Male	76.1	61.4
Female	47.9	38.6
Total	124.0	100.0

Source: BPS

(1)	Percentages are calculated as percentages of the employed labor force.

Employment and Unemployment in Indonesia

The following table sets forth Indonesia’s employment and unemployment rate as a percentage of Indonesia’s labor force* as of August, 2018.

	As of August 2018P
	(in millions)%
Employed	124.0	94.7
Unemployed(1)	7.0	5.3

Total	131.0	100.0

Source: BPS

P	Preliminary.
*	Labor force refers to all persons in Indonesia 15 years old or older who were employed, employed but temporarily not at work, or unemployed.
(1)

The Government defines unemployment to include all persons 15 years old and older without work who (i) are looking for work, (ii) have established a new business, (iii) are not looking for work because they do not expect to find work, or (iv) have made arrangements to start work on a date subsequent to the unemployment measurement dates.

Income Distribution

As of March 2018, Indonesia had a Gini Index of 0.39. The Gini Index is a measure of income distribution that ranges between 0.0 and 1.0, with higher numbers indicating greater inequality.

The percentage of people living below the poverty line in Indonesia has exhibited a decreasing trend since the Asian financial crisis in 1998. BPS measures poverty using a basic needs approach and defines poverty as an economic inability to fulfill food and non-food basic needs, measured by consumption and expenditure. Based on this methodology, approximately 49.5 million people, or 24.2% of the population, were living below the poverty line in 1998, this decreased to approximately 26.0 million, or 9.8% of the population, as of March 2018.

Infrastructure Development

Completion timeline for priority projects

The below table shows the construction commencement years for the priority projects under the National Medium Term Plan for 2015 — 2019 as well as the expected commercial operation year as of November 15, 2018.

Priority Projects		Construction Commencement Year	Expected Commercial Operation Year
Roads and Bridges	Balikpapan — Samarinda Toll Road	2017	2019
	Serang — Panimbang Toll Road	2017	2019
	Manado — Bitung Toll Road	2016	2019
	Eight sections of the Sumatera Toll Road:
	Medan — Binjai	2015	2017
	Palembang — Indralaya	2015	2017
	Bakauheni — Terbanggi Besar	2015	2017
	Pekanbaru — Dumai	2016	2019
	Terbanggi Besar — Pematang Panggang	2017	2019
	Pematang Panggang — Kayu Agung	2017	2019
	Palembang — Tanjung Api-api	2019	2021
	Kisaran — Tebing Tinggi	2018	2019
	Yogyakarta — Bawen Toll Road	2019	2021
	Probolinggo — Banyuwangi Toll Road	2017	2019

Water and Sanitation	Jakarta Sewerage System (JSS)	2019	2022
	Water Supply System (SPAM) West Semarang	2019	2021
	National Capital Integrated Coastal Development (NCICD) Phase A	2015	2018
	Water Supply System (SPAM) Lampung	2018	2020
	Water Supply System (SPAM) Jatiluhur	2019	2021

Refineries	Oil Refinery in Bontang	2019	2025
	Oil Refinery in Tuban	2019	2024
	Refinery Development Master Plan (RDMP)	2018	2021

Electricity	PLTU Mulut Tambang	2018	2020
	The 500kV Sumatera Transmission	2016	2019
	Central — West Java Transmission Line	2017	2019
	PLTU Indramayu	2022	2026
	PLTU Batang	2016	2020

Priority Projects		Construction Commencement Year	Expected Commercial Operation Year

Ports	Bitung International Hub Seaport	2017	2019
	Kuala Tanjung International Hub Seaport	2015	2018
	Patimban Seaport	2018	2019
	Inland Waterways / Cikarang-Bekasi-Java Sea (CBL)	2019	2021

Public Transportation	MRT Jakarta (North — South Corridor)	2013	2019
	Light Rail Transit (LRT) South Sumatera	2015	2018
	Light Rail Transit (LRT) Jakarta, Bogor, Depok, Bekasi	2015	2019

Railways	Soekarno-Hatta International Airport (SHIA) Express Railway	2015	2017
	Makassar — Parepare Railway	2015	2018
	Central Kalimantan Railway (Puruk Cahu — Bangkuang Trase)	2018	2023

Information Technology	Palapa Ring Broadband	2016	2018

Foreign Investment

Foreign Investment in Indonesia

Foreign investment in Indonesia is divided into direct investments, portfolio investments and other investments, and information about these types of investments is included in the Republic’s reports on its balance of payments published by the Bank Indonesia. Due to the different concept and method of compiling investment statistics, foreign direct investment statistical data published by Bank Indonesia are not comparable to the “administrative” foreign direct investment statistical data published by the Indonesia Investment Coordinating Board (Badan Koordinasi Penanaman Modal or BKPM).

The following table sets out the amounts of foreign investments in Indonesia by non-residents for the periods indicated.

Foreign Investment in Indonesia

	Year Ended December 31,	Nine Months Ended September 30,
	2017	2017	2018P
	(in millions of U.S. dollars)
Direct Investments
Equity Capital	19,738	15,362	13,690
Debt instrument	1,681	776	185

Total direct investments	21,419	16,139	13,875
Portfolio investments:
Equity securities	(2,538)	(384)	(3,851)
Debt securities	26,793	21,050	6,712

Total portfolio investments	24,255	20,666	2,861
Financial derivatives	(569)	(456)	(418)
Other investments	2,488	2,281	7,266

Total foreign investment	47,592	38,630	23,584

Source: Bank Indonesia

P	Preliminary.

Foreign Direct Investment in Indonesia by Country of Origin(1)

	Year Ended December 31,	Nine Months Ended September 30,
	2017	2017	2018P
	(in millions of U.S. dollars)
North America	(2,522)	(2,305)	(268)
USA	(2,434)	(2,251)	(207)
Canada	(27)	(16)	(18)
Other North America(2)	(61)	(38)	(43)
Central and South America	39	189	302
Argentina	1	0	(0)
Brazil	16	10	24
Mexico	1	1	1
Cayman Islands	(140)	(141)	84
Other Central and South America	161	320	193
Europe	6,079	5,495	1,877
European Union	5,470	4,991	1,401
Austria	52	60	98
Belgium	(16)	(18)	(27)
Denmark	9	(4)	(5)
Finland	141	95	35
France	(336)	(224)	(192)
Germany	589	369	447
Greece	(5)	(5)	(0)
Ireland	154	12	147
Italy	13	9	(10)
Luxembourg	126	176	95
Netherlands	4,098	4,090	204
Portugal	0	(0)	(0)
Spain	106	105	3
Sweden	37	31	13
United Kingdom	487	284	605
Other European Union	14	12	(11)
Russia	1	0	0
Turkey	2	2	18
Other Europe	606	501	458
Asia	18,027	13,558	13,639
Japan	4,139	2,178	3,927
People’s Republic of China	2,015	1,917	471
South Korea	39	246	(646)
India	43	29	66
Hong Kong SAR	606	359	974
Taiwan	1	7	39
Saudi Arabia	1	0	1
ASEAN	11,004	8,579	8,783
Brunei Darussalam	(3)	(3)	0
Cambodia	0	0	0
Lao PDR	0	0	0
Malaysia	1,007	816	525
Myanmar	1	0	1
Philippines	15	10	12

	Year Ended December 31,	Nine Months Ended September 30,
	2017	2017	2018P
	(in millions of U.S. dollars)
Singapore	10,164	7,877	7,761
Thailand	(202)	(135)	466
Vietnam	22	13	19
Other Asia	179	243	24
Australia and Oceania	159	135	67
Australia	178	156	67
New Zealand	(20)	(20)	(0)
Other Australia and Oceania	1	(1)	1
Africa	66	18	64
South Africa	1	1	3
Other Africa	64	17	61
Others	79	61	112

Total	21,927	17,150	15,792

Source: Bank Indonesia

P	Preliminary.
(1)	Presents foreign direct investment in accordance with the directional principle prescribed by the fifth edition of the Balance of Payments and International Investment Position Manual (“BPM5”).
(2)	Includes Bermuda, Greenland and Saint Pierre & Miquelon.

Foreign Direct Investment

The following table sets out the amounts of foreign direct investments in Indonesia by non-residents for the periods indicated.

Foreign Direct Investment

	Year Ended December 31,	Nine Months Ended September 30,
	2017	2017	2018P
	(in millions of U.S. dollars)
Equity capital(1)	19,738	15,362	13,690
Debt instruments:
Inflow	49,404	36,698	38,143
Outflow	(47,723)	(35,922)	(37,958)
Total debt instruments	1,681	776	185

Total direct investments	21,419	16,139	13,875

Memorandum(2)
Direct investment in Indonesia	21,927	17,150	15,792

Source: Bank Indonesia

P	Preliminary.
(1)	Includes privatization and banking restructuring.
(2)	Presents foreign direct investment in accordance with the directional principle prescribed by BPM5.

In 2017, net foreign direct investment was U.S.$21.4 billion compared to U.S.$4.5 billion in 2016. This increase was mainly due to a positive domestic economic outlook and a more conducive investment climate, which encouraged foreign investors to make long term investments in Indonesia, including equity investments in

Indonesian start-up companies. The manufacturing, trade, and the agriculture sectors were the main contributors to net foreign direct investment in 2017. The majority of the foreign direct investment was from ASEAN countries followed by Japan and Europe.

In the nine months ended September 30, 2018, net foreign direct investment was U.S.$13.9 billion compared to U.S.$16.1 billion in the same period in 2017. This was primarily due to the higher levels of equity investments in Indonesian start-up companies in the nine months ended September 30, 2017 compared to the same period in 2018. The lower direct investment surplus also resulted from divestment of foreign investors’ shares in FDI companies in the mining sector and lower net withdrawals of intercompany loans. The manufacturing, trade, and the agriculture sectors were still the main contributors to net foreign direct investment in the nine months ended September 30, of 2018. ASEAN countries were the main contributor to the foreign direct investment inflows, followed by Japan, other emerging countries in Asia (excluding-ASEAN but including China) and Europe.

Foreign Portfolio Investment

The following table sets out the amounts of foreign portfolio investments in Indonesia by non-residents for the periods indicated.

Foreign Portfolio Investments

	Year Ended December 31,	Nine Months Ended September 30,
	2017	2017	2018P
	(in millions of U.S. dollars)
Equity securities:
Inflows	18,526	13,321	13,410
(Outflows)	(21,064)	(13,704)	(17,261)

Net equity securities	(2,538)	(384)	(3,851)
Debt securities (net)	26,793	21,050	6,712

Total Portfolio Investments	24,255	20,666	2,861

Source: Bank Indonesia

P	Preliminary.

In 2017, foreign capital inflows in the form of portfolio investments were U.S.$24.3 billion, higher than the U.S.$16.8 billion recorded in 2016. The increase resulted from higher global corporate bonds issuances for expansion and refinancing purposes issued to capitalize on lower interest rates. Furthermore, the increase was also supported by higher foreign capital inflows to long-term public sector debt instruments denominated in Rupiah. These developments were in line with continued economic growth in Indonesia and investor confidence in the domestic economic outlook.

In the nine months ended September 30, 2018, foreign capital inflows in the form of portfolio investments were U.S.$2.9 billion, lower than the U.S.$20.7 billion recorded in the same period in 2017. Uncertainty in the global financial markets caused limited foreign fund placements in the stock market and government bond market, resulting in a decrease in the net foreign capital inflows to Indonesia. In addition, the decrease was also caused by an increase of outflows due to the payment at maturity of government global bonds.

Other Foreign Investment

The following table sets out the amounts of other investments (other than portfolio or foreign direct investments) in Indonesia by non-residents, mainly consisting of loans received and paid, for the periods indicated.

Other Foreign Investments

	Year Ended December 31,	Nine Months Ended September 30,
	2017	2017	2018P
	(in millions of U.S. dollars)
Loans
Bank sector:
Disbursements	3,541	2,169	5,125
Debt repayments	(4,568)	(3,320)	(2,552)

Total bank sector	(1,027)	(1,151)	2,573
Corporate sector:
Disbursements	19,477	13,753	19,456
Debt repayments	(16,633)	(11,249)	(14,756)
Total corporate sector	2,844	2,504	4,700

Other (net)(1)	671	929	(7)
Total other investments	2,488	2,281	7,266

Source: Bank Indonesia

P	Preliminary.
(1)	Consists of loans of public sector and trade credit, currency and deposits, and other liabilities of private sector and public sector.

In 2017, foreign other investments increased from a deficit of U.S.$7.3 billion in 2016 to a surplus of U.S.$2.5 billion. The surplus was primarily due to net withdrawals of foreign loans by the private sector and increased inflows of trade credit in line with higher imports of goods.

In the nine months ended September 30, 2018, other foreign investments recorded a surplus of U.S.$7.3 billion. The surplus was primarily due to an increase in net withdrawals of foreign loans by the public and private sectors.

Foreign Trade and Balance of Payments

Exports and Imports

The following table shows Indonesia’s exports and imports for the periods indicated as published by Bank Indonesia.

Exports and Imports

	Year Ended December 31,	Nine Months Ended September 30,
	2017	2017	2018P
	(in millions of U.S. dollars)
Exports:
Oil and gas exports (f.o.b.)	15,573	11,248	13,216
Non-oil and gas exports (f.o.b.)	153,281	112,074	122,640

Total exports (f.o.b.)	168,854	123,322	135,855
Total imports (c.i.f.)	(157,683)	(113,009)	(140,482)

Balance of Trade	11,171	10,314	(4,626)

Source: Bank Indonesia

P	Preliminary.

In 2017, Indonesia recorded a trade surplus of U.S.$11.2 billion, higher than the U.S.$8.6 billion surplus recorded in 2016. The higher trade surplus was caused by an increase in exports of 16.9% to U.S.$168.9 billion, which was higher than the 16.0% increase in imports. This increase in exports was primarily driven by higher commodity prices and improvements in global demand in 2017, while higher imports was in line with increased domestic economic activities in 2017.

In the nine months ended September 30, 2018, Indonesia recorded a trade deficit of U.S.$4.6 billion, a reversal of the U.S.$10.3 billion surplus recorded in the same period in 2017. The deficit was caused by a 24.3% increase in imports, which was higher than the 10.2% increase in exports, each compared against the same period in 2017. Imports expanded at a higher rate as a result of robust domestic demand, primarily due to higher imports of raw materials and capital goods, including importation for public infrastructure projects. Higher imports were also a result of higher global oil prices. Export growth was lower, in line with lower global trade volumes and weakening global commodity prices.

Export-Import Data from the Central Statistics Agency

In addition to the exports and imports related data published by Bank Indonesia, the Central Statistics Agency, or BPS, also publishes data relating to imports and exports compiled based on the International Merchandise Trade Statistics Manual issued by the United Nations. Due to the different methods and timing of compiling export-import statistics, the export-import data published by BPS is different to the export-import data published by Bank Indonesia.

The table below shows Indonesia’s exports and imports for the periods indicated as published by the BPS.

	Year ended December 31,	Ten Months Ended October 31,
	2017	2017	2018P
	(in millions of U.S. dollars)
Exports:
Non-oil and gas exports	153,083.8	125,676.8	136,649.9
Oil and gas exports	15,744.4	12,952.1	14,232.0

Total exports	168,828.2	138,628.9	150,881.9

Imports:
Non-oil and gas imports	132,669.4	107,219.0	131,428.6
Oil and gas imports	24,316.3	19,548.6	24,968.2

Total imports	156,985.7	126,767.6	156,396.8

P	Preliminary.

The following table sets forth Indonesia’s exports by major commodity groups for the periods indicated.

Exports by Sector

	Year Ended December 31,	Nine Months Ended September 30,
	2017	2017	2018P
	(in thousands of U.S. dollars)
General merchandise	166,972,970	122,074,245	134,261,670
Agricultural
Coffee bean	1,175,625	935,205	594,459
Tea	88,171	66,535	60,218
Spices	568,048	437,729	370,052
Tobacco	55,547	42,863	52,054
Cocoa bean	55,522	40,983	63,017
Shrimp and prawn	1,543,894	1,091,639	1,115,068
Other agricultural products	2,447,373	1,726,213	2,000,588

Total Agricultural products	5,934,180	4,341,167	4,255,456
Manufacture products
Textile and Textile products	12,580,222	9,381,171	10,065,075
Processed wood products	3,756,483	2,730,269	3,095,039
Palm oils	18,512,908	13,834,385	12,383,289
Chemicals	4,611,231	3,376,580	3,425,050
Base metal products	9,493,976	6,615,930	9,454,864
Electrical apparatus, measuring instruments and others	8,851,781	6,631,147	6,933,877
Cement	128,604	97,384	172,945
Paper and paper products	3,877,961	2,803,921	3,442,000
Processed rubber	7,235,893	5,649,808	4,769,537
Oil products(1)	1,439,359	1,117,612	1,166,718
Liquefied Petroleum Gas(1)	75,797	54,172	55,945
Other manufacture products	51,567,588	38,013,768	40,224,947

Total Manufacture products	122,131,803	90,306,148	95,189,285
Mining products
Copper ore	3,439,732	2,045,778	3,517,658
Nickel ore	155,189	69,834	464,852
Coal	20,445,044	14,665,689	17,976,723
Bauxite	66,433	23,757	175,363
Crude oil(1)	5,267,880	3,690,567	4,102,966
Natural Gas(1)	7,994,558	5,842,589	6,969,737
o/w Liquefied Natural Gas (LNG)	5,566,051	4,070,068	4,781,373
Other mining products	180,884	128,187	173,549

Total Mining products	37,549,721	26,466,401	33,380,848
Other merchandise(2)	1,357,266	960,530	1,436,080

Other goods(3)	1,880,792	1,248,149	1,593,536

Total Exports	168,853,762	123,322,394	135,855,205

Memorandum(4)
Non-oil & gas exports	153,280,799	112,073,981	122,639,689
Oil & gas exports	15,572,963	11,248,414	13,215,516

Source: Bank Indonesia

P	Preliminary.
(1)	As a component of oil and gas exports.
(2)	Consists of art goods, goods not elsewhere specified, and goods procured in ports by carriers.
(3)	Consists of non-monetary gold and merchanting goods.
(4)	Presents the classification of exports based on two main groups of commodities: (i) oil and gas and (ii) non-oil and gas.

The table below sets forth Indonesia’s exports by destination for the periods indicated.

Exports by Destination

	Year Ended December 31,	Nine Months Ended September 30,
	2017	2017	2018P
	(in thousands of U.S. dollars)
America
North America
United States of America	17,761,095	13,222,764	13,924,144
Canada	820,451	624,971	682,157
Other North America	1,487	1,234	1,156
Total North America	18,583,033	13,848,968	14,607,456
Central and South America
Argentina	266,407	197,455	189,473
Brazil	1,229,571	900,321	863,371
Mexico	969,911	750,738	675,656
Other Central and South America	1,096,573	803,759	981,675

Total Central and South America	3,562,461	2,652,274	2,710,175

Total America	22,145,494	16,501,241	17,317,631
Europe
European Union
Netherlands	4,038,134	3,003,728	2,947,033
Belgium	1,240,474	929,165	952,022
United Kingdom	1,405,751	1,069,166	1,105,350
Italy	1,935,497	1,431,833	1,484,517
Germany	2,660,084	1,981,467	2,003,612
France	976,592	722,935	769,648
Spain	2,009,431	1,515,623	1,786,744
Other European Union	2,060,831	1,531,791	1,911,028

Total European Union	16,326,794	12,185,708	12,959,955
Russia	1,225,509	951,282	775,503
Turkey	1,166,983	838,249	959,753
Other Europe	1,725,671	1,533,960	856,661

Total Europe	20,444,958	15,509,199	15,551,871
Asia and Middle East
ASEAN
Brunei Darussalam	64,393	49,285	42,946
Philippines	6,596,663	4,725,299	5,178,956
Cambodia	509,699	360,323	381,208
PDR Laos	4,199	2,397	4,692

	Year Ended December 31,	Nine Months Ended September 30,
	2017	2017	2018P
	(in thousands of U.S. dollars)
Malaysia	8,289,391	6,051,014	6,776,312
Myanmar	827,078	558,059	681,902
Singapore	12,749,971	9,428,563	10,248,401
Thailand	6,346,267	4,693,018	5,145,128
Vietnam	3,560,980	2,547,465	3,154,855

Total ASEAN	38,948,642	28,415,422	31,614,400
Hong Kong SAR	2,393,397	1,727,174	1,999,606
India	13,989,625	10,257,071	10,136,835
Iraq	126,070	91,861	100,244
Japan	17,020,809	12,272,731	14,301,901
South Korea	7,365,540	5,492,650	6,802,805
Pakistan	2,396,857	1,795,870	1,719,508
People’s Republic of China	23,229,538	15,861,027	20,271,327
Saudi Arabia	1,380,757	1,079,912	920,636
Taiwan	4,835,247	3,516,683	3,442,935
Other Asia and Middle East	6,351,102	4,660,222	4,752,525

Total Asia and Middle East	118,037,583	85,170,623	96,062,721
Australia and Oceania
Australia	2,527,490	1,875,103	2,141,838
New Zealand	426,694	306,209	344,886
Other Australia and Oceania	360,945	266,631	257,339

Total Australia and Oceania	3,315,129	2,447,943	2,744,063
Africa
South Africa	685,637	522,577	513,683
Other Africa	2,876,878	2,217,283	2,234,013

Total Africa	3,562,515	2,739,860	2,747,696
Unclassified Exports(1)	1,348,083	953,528	1,431,223

Total (f.o.b.)	168,853,762	123,322,394	135,855,205

Source: Bank Indonesia

P	Preliminary.
(1)	Consists of goods procured in ports by carriers and merchanting goods.

The following table sets forth Indonesia’s imports by major commodity groups for the periods indicated.

Imports by Sector(1)

	Year Ended December 31,	Nine Months Ended September 30,
	2017	2017	2018P
	(in thousands of U.S. dollars)
General Merchandise	156,657,284	112,376,409	138,626,808
Consumption Goods
Food and beverages, primary, mainly for household	2,256,256	1,598,185	1,590,244
Food and beverages, processed, mainly for household	2,892,394	2,084,920	3,222,715
Passenger motor cars	571,655	448,280	432,323
Transport equipment, nonindustrial	184,479	125,640	206,384
Durable consumer goods	1,557,133	1,112,017	1,428,936
Semi-durable consumer goods	2,841,290	1,935,021	2,638,839
Non-durable consumer goods	2,516,428	1,798,856	2,373,253
Fuels and lubricants, processed, oil products(2)	7,156,986	5,161,948	6,921,925
Goods not elsewhere specified	777,941	696,129	531,498

Total Consumption Goods	20,754,563	14,960,995	19,346,116
Raw Materials and Auxiliary Goods
Food and beverages, primary, mainly for industry	5,172,249	3,859,174	3,887,344
Food and beverages, processed, mainly for industry	3,561,421	2,627,161	2,425,643
Industrial supplies, primary	5,018,999	3,570,358	4,514,756
Industrial supplies, processed	53,844,244	39,126,481	46,468,320
Parts and accessories for capital goods	17,287,162	12,436,304	15,159,559
Parts and accessories for transport equipment	7,528,898	5,318,524	6,768,295
Fuels and lubricants, primary	7,920,735	5,464,636	8,292,052
o/w Crude oil(2)	7,279,080	4,992,437	7,681,542
Fuels and lubricants, processed	9,970,888	7,143,286	8,743,160
o/w Oil products(2)	6,884,186	5,041,303	6,136,309
o/w Liquefied Petroleum Gas(2)	2,754,544	1,868,827	2,303,037

Total Raw Materials and Auxiliary Goods	110,304,595	79,545,923	96,259,128
Capital Goods
Capital goods (except transport equipment)	21,229,079	14,738,692	18,877,501
Passenger motor cars	571,655	448,280	432,323
Other transport equipment, industrial	3,223,416	2,282,712	3,170,916

Total Capital Goods	25,024,150	17,469,684	22,480,739
Other Merchandise(3)	573,977	399,807	540,825
Other Goods(4)	1,025,757	632,181	1,854,806

Total	157,683,041	113,008,590	140,481,614

Source: Bank Indonesia

P	Preliminary.
(1)	Data collected on a cost, insurance and freight basis.
(2)	As a component of oil and gas imports.
(3)	Consists of goods procured in ports by carriers.
(4)	Consists of nonmonetary gold.

The following table sets forth Indonesia’s imports by country of origin for the periods indicated.

Imports by Place of Origin(1)

	Year Ended December 31,	Nine Months Ended September 30,
	2017	2017	2018P
	(in thousands of U.S. dollars)
America
North America
United States of America	8,156,574	5,882,414	7,469,229
Canada	1,539,436	1,111,323	1,317,532
Other North America	24	1	192

Total North America	9,696,034	6,993,738	8,786,953
Central and South America
Argentina	1,150,505	842,990	1,050,569
Brazil	1,784,443	1,136,755	1,229,738
Mexico	184,127	133,036	206,515
Other Central and South America	567,102	483,508	349,457

Total Central and South America	3,686,177	2,596,290	2,836,279

Total America	13,382,212	9,590,028	11,623,232
Europe
European Union
Netherlands	1,035,945	671,939	864,654
Belgium	631,534	483,146	465,320
United Kingdom	1,047,837	681,109	848,401
Italy	1,550,214	1,158,187	1,389,562
Germany	3,502,182	2,515,761	3,074,557
France	1,630,294	1,257,644	1,300,042
Spain	482,723	360,639	515,921
Other European Union	2,600,337	1,960,197	2,151,849

Total European Union	12,481,065	9,088,622	10,610,305
Russia	1,270,371	867,961	1,065,502
Turkey	576,238	434,436	390,577
Other Europe	2,100,675	1,386,894	1,456,304

Total Europe	16,428,348	11,777,912	13,522,688
Asia and Middle East
ASEAN
Brunei Darussalam	38,021	36,793	9,192
Philippines	823,612	609,738	671,171
Cambodia	27,942	20,640	24,167
PDR Laos	11,897	5,933	20,285
Malaysia	8,750,577	6,307,267	6,626,525
Myanmar	145,240	114,651	125,998
Singapore	18,217,833	13,024,851	18,210,227
Thailand	9,037,127	6,746,019	7,994,930
Vietnam	3,163,823	2,331,539	2,786,405

Total ASEAN	40,216,071	29,197,432	36,468,900
Hong Kong SAR	3,054,928	2,024,320	3,038,180
India	3,975,918	2,864,158	3,446,666
Iraq	168	58	82

	Year Ended December 31,	Nine Months Ended September 30,
	2017	2017	2018P
	(in thousands of U.S. dollars)
Japan	15,363,524	11,020,478	13,430,271
South Korea	8,354,646	6,111,573	6,922,532
Pakistan	239,310	139,253	467,148
People’s Republic of China	34,292,171	24,162,824	31,124,098
Saudi Arabia	2,770,951	1,934,767	3,350,154
Taiwan	3,268,451	2,380,562	2,649,899
Other Asia and Middle East	4,900,421	3,598,811	4,348,608

Total Asia and Middle East	116,436,560	83,434,236	105,246,537
Australia and Oceania
Australia	5,915,861	4,526,701	4,187,414
New Zealand	732,917	527,125	581,296
Other Australia and Oceania	173,404	98,870	178,531

Total Australia and Oceania	6,822,182	5,152,696	4,947,241
Africa
South Africa	366,530	178,305	527,862
Other Africa	3,673,232	2,475,606	4,073,228

Total Africa	4,039,762	2,653,910	4,601,090
Unclassified imports(2)	573,977	399,807	540,825

Total	157,683,041	113,008,590	140,481,614

Source:	Bank Indonesia
P	Preliminary.
(1)	Data collected on a cost, insurance and freight basis.
(2)	Consists of goods procured in ports by carriers.

Balance of Payments

The following table sets forth the Republic’s balance of payments for the periods indicated.

Balance of Payments(1)

	Year Ended December 31,	Nine Months Ended September 30,
	2017	2017	2018P
	(in millions of U.S. dollars)
Current account	(17,307)	(11,417)	(22,423)
Goods(2)	18,785	15,728	2,222
Total exports (f.o.b.)	168,854	123,322	135,855

Non-oil and gas exports	153,281	112,074	122,640
Oil and gas exports	15,573	11,248	13,216
Total imports (f.o.b.)	(150,069)	(107,594)	(133,633)

Non-oil and gas imports	(127,146)	(91,347)	(111,718)
Oil and gas imports	(22,922)	(16,247)	(21,915)
Services	(7,834)	(5,500)	(5,727)
Primary income	(32,756)	(24,953)	(23,724)
Secondary income	4,498	3,307	4,806

	Year Ended December 31,	Nine Months Ended September 30,
	2017	2017	2018P
	(in millions of U.S. dollars)
Capital account	46	24	70
Financial account	29,356	22,404	10,997

(i) Public sector	20,518	16,218	4,154
Portfolio investment	21,871	16,974	4,922

Assets	(9)	(99)	229
Liabilities	21,880	17,073	4,693
Other investment	(1,353)	(755)	(768)

Assets	0	0	0
Liabilities	(1,353)	(755)	(768)
Loans	(1,362)	(855)	(539)
Drawings	3,645	2,417	3,048
Repayments	(5,007)	(3,272)	(3,587)
Other liabilities	9	99	(229)
(ii) Private sector	8,838	6,186	6,843
Direct investment	19,285	14,545	9,946

Assets	(2,134)	(1,594)	(3,929)
Liabilities	21,419	16,139	13,875
Portfolio investment	(972)	1,718	(6,193)

Assets	(3,346)	(1,875)	(4,361)
Liabilities	2,375	3,593	(1,832)
Financial derivatives	(128)	(59)	163

Other investment	(9,347)	(10,019)	2,927

Assets	(13,187)	(13,055)	(5,107)
Liabilities	3,840	3,037	8,034
Errors and omissions	(509)	(399)	(1,194)

Overall balance	11,586	10,612	(12,550)

Reserves and related items	(11,586)	(10,612)	12,550

Memorandum(3)
Reserve asset position	130,196	129,402	114,848

Source: Bank Indonesia

P	Preliminary.
(1)

Bank Indonesia uses (+) and (-) signs in its published data to follow BPM5 whereby (+) means inflow and (-) means outflow. In the financial account, (+) denotes increase in liabilities or decrease in assets, while (-) represents increase in assets or decrease in liabilities. The table above has been adjusted to align with the formatting of this document.

(2)	The calculation of export and import figures included in the balance of payments data compiled by Bank Indonesia differs in coverage and timing from the data on export/import trade compiled by BPS.
(3)

Presents the position of reserve assets at the end of a period. A surplus/deficit in the overall balance of payments during a reporting period will increase/decrease the outstanding amount of reserve assets at the end of that period.

In 2017, the current account deficit increased to U.S.$17.3 billion, but improved as a percentage of GDP to 1.7% of GDP compared to 1.8% of GDP in 2016. The higher deficit was primarily attributable to an increased deficit in the primary income account mainly due to repatriation payments on foreign investment returns, and a higher deficit in the services account mainly resulting from a deficit in transportation services. These deficits were partially offset by a higher non-oil and gas surplus mainly due to increasing non-oil and gas exports.

Improving investor perceptions of the domestic economic outlook led to an increase in the capital and financial account surplus from U.S.$29.3 billion in 2016 to U.S.$29.4 billion in 2017, mainly due to higher direct investments and portfolio investments. The increase in direct investments was in line with increasing domestic investment activity as reflected in gross fixed capital formation, which accelerated by 6.2% in 2017, compared to 4.5% in 2016. The higher net portfolio investment surplus was primarily due to increased foreign capital inflows in government rupiah-denominated bond instruments, and higher global corporate bond issuances supported by a low interest rate environment, particularly in the first half of 2017.

Indonesia’s overall balance of payments in 2017 recorded a surplus of U.S.$11.6 billion, slightly lower than the U.S.$12.1 billion surplus in 2016, The surplus resulted in higher international reserves from U.S.$116.4 billion as of December 31, 2016 to US$130.2 billion as of December 31, 2017.

In the nine months ended September 30, 2018, the current account deficit increased from U.S.$11.4 billion (1.5% of GDP) in the nine months ended September 30, 2017 to U.S.$ 22.4 billion (2.9% of GDP). The higher deficit was primarily due to weaker trade in goods performance and higher services account deficit. The weaker trade performance was mainly due to lower non-oil and gas trade surplus as imports increased in response to stronger domestic demand and growing oil and gas trade in line with increasing global oil prices. The higher services account deficit was primarily due to an increase in transportation services, specifically freight services, in line with higher imports of goods.

Amid growing uncertainty in the global financial markets, the capital and financial account for the nine months ended September 30, 2018 had a surplus of U.S.$11.0 billion, lower than the surplus in the same period of 2017 of U.S.$22.4 billion. The decrease was mainly attributable to a deficit in portfolio investment, as foreign investors reduced their holdings of domestic securities, particularly stocks and government bonds. In addition, the lower capital and financial account surplus also resulted from a smaller net direct investment surplus as outflows of direct investment assets increased and inflows of direct investment liabilities decreased.

Indonesia’s overall balance of payments in the nine months ended September 30, 2018 recorded a deficit of U.S.$12.6 billion, a reversal from the US$10.6 billion surplus in the same period in 2017. The deficit resulted in lower international reserves, which declined from U.S.$130.2 billion as of December 31, 2017 to U.S.$114.8 billion as of September 30, 2018. As of October 31, 2018 international reserves increased slightly to U.S.$115.2 billion.

Financial System

As of September 30, 2018, total banking assets were Rp7,899.7 trillion, consisting of commercial bank assets of Rp7,768.9 trillion and rural bank assets of Rp130.8 trillion.

Islamic Financial System

As of September 30, 2018, assets of Sharia banks were Rp468.8 trillion, or 5.9% of Indonesia’s total banking assets. OJK and Bank Indonesia have issued various regulations in order to support the growth and development of the Sharia banking industry taking into account precautionary principles and Sharia principles.

One of the main challenges for Indonesia’s Sharia capital markets is the small number of companies that issue Sharia-compliant products such as Islamic bonds, or Sukuk. For example, of the 89 underwriters licensed by OJK as of September 30, 2018, only 26 were involved in issuances of Sukuk, and only 52 of 90 investment managers and one Sharia investment manager licensed by OJK as of September 30, 2018 managed Sharia funds.

Banks and Other Financial Institutions

The following table sets forth the total number of financial institutions in operation and their share of total assets of the financial system as of September 30, 2018, unless otherwise indicated.

Indonesian Financial Institutions as of September 30, 2018

	Number of institutions		Assets*		Percentage of total assets
			(in trillions of Rupiah)		(%)
Banking:
Commercial banks	115		7,768.9		73.7
Rural credit banks(1)	1,603		130.8		1.2

Total banking	1,718		7,899.7		75.0
Insurance:
Life insurance	60		550.7		5.2
General insurance & Reinsurance	86		169.1		1.6
Social insurance(2)	5		497.1		4.7

Total insurance	151		1,216.9		11.5
Pension funds:
Financial institution pension funds	24		83.4		0.8
Employer pension funds	209		183.3		1.7

Total pension funds	233		266.7		2.5
Finance companies(3)	188		511.5		4.8
Venture capital companies	66		11.4		0.1
Securities companies	124	(4)	62.9	(5)	0.6
Mutual funds (collective investment schemes, not institutions)	2,035		495.1		4.7
Credit guarantee companies	22		18.5		0.2
Pawn shops	58		51.9		0.5

Total	4,595.0		10,534.6		100.0

Sources: OJK

*	Unaudited.
(1)	As of August 31, 2018.
(2)	Social insurance encompasses traffic and public transportation, health social security programs, worker social security programs and insurance for civil servants and the armed forces.
(3)	Finance companies provide financing for leasing, factoring, consumer finance and credit cards.
(4)	Includes 19 securities companies that are not members of a securities exchange but act as broker-dealers (data as of October 15, 2018).
(5)	As of June 30, 2018.

Bank Assets and Liabilities

The following table sets forth the consolidated balance sheets of commercial banks as of the dates indicated.

Consolidated Balance Sheet of Commercial Banks

	As of December 31,	As of September 30,
	2017	2018P
	(in trillions of Rupiah)
Assets
Loans	4,781.9	5,175.1
Interbank Assets	235.6	261.1
Placements at Bank Indonesia	701.3	641.3
Securities (including Government Bonds)	1,035.4	1,000.6
Equity Participation	39.7	41.6
Other Claims	218.6	259.3
Others	375.2	390.0

Total Assets	7,387.6	7,768.9

Liabilities
Third Party Funds	5,289.4	5,482.5
Liabilities owed to Bank Indonesia	1.2	2.1
Interbank Liabilities	184.2	196.4
Securities	113.3	111.1
Borrowing	199.1	274.8
Other Liabilities	121.2	115.7
Guarantee Deposits	5.9	4.6
Others	441.2	493.2
Capital:
Paid in Capital	196.3	208.5
Reserves	65.3	68.2
Current Earnings/Loss	131.2	110.3
Retained Earnings/Loss	469.9	546.2
Estimates of Additional Paid in Capital	124.7	106.9
Others	44.7	48.4

Total Liabilities	7,387.6	7,768.9

Source: OJK.

P	Preliminary.

The following table shows the average capital adequacy ratio of the banking system as of the date indicated:

Average Capital Adequacy Ratios

As of September 30, 2018P
CAR	23.0

Source:	Bank Indonesia and OJK
P	Preliminary.

Non-Performing Loans

The following table shows the gross non-preforming loans, or NPL, ratios as of the date indicated.

Non-Performing Loans Ratios

As of September 30,
2018P
Gross NPL ratio	2.7

Source:	Bank Indonesia and OJK
P	Preliminary.

Capital Markets and Capital Markets Regulation

The following table sets forth key indicators regarding the Indonesian Stock Exchange (Bursa Efek Indonesia or IDX) and any securities traded on the IDX as of the date indicated.

Indonesian Stock Exchange

As of September 30, 2018
Market capitalization (in trillions of Rupiah)	6,737.4
Listed shares (in billions of shares)	4,594.5
Average daily transaction value (in billions of Rupiah)	8,566.7
Average daily transaction volume (in millions of shares)	12,880.8

Source:	IDX

As of September 30, 2018, the market capitalization of the Jakarta Islamic Index was Rp2,072.8 trillion.

The Indonesia Sharia Stock Index, or ISSI, is comprised of 401 Sharia stocks which are listed on the IDX as of September 30, 2018. As of September 30, 2018, the market capitalization of the ISSI was Rp3,543.3 trillion.

Monetary Policy

In February to April 2018, Bank Indonesia maintained the Bank Indonesia Repo Rate at 4.25%, while maintaining the Deposit Facility and Lending Facility rates at 3.50% and 5.00% respectively. This policy is consistent with efforts to maintain macroeconomic and financial system stability, while supporting the domestic economic recovery. Bank Indonesia is of the view that the previous steps taken to ease monetary policy was adequate to support economic recovery momentum. Monetary and macroprudential policy easing was transmitted through the interest rate channel, as evidenced by reduction of deposit and lending rates by banks. However, transmission through the credit channel remained relatively limited due to weak demand for new loans combined with selective bank lending. Credit growth in 2017 increased to 8.2% compared to 7.9% in 2016, and further decreased to 7.4% year-on-year in January 2018. Despite the decrease in credit growth, financing through the capital markets, including IPOs, right issues, corporate bonds, and MTNs, increased by 99.8% year-on-year in January 2018 in line with the Republic’s financial market deepening efforts.

On May 16 and 17, 2018, Bank Indonesia raised the Bank Indonesia Repo Rate by 25 bps to 4.50%, while also raising the Deposit Facility and Lending Facility rates by 25 bps to 3.75% and 5.25% respectively. This is part of Bank Indonesia’s efforts to maintain economic stability amid the escalating risks in the global financial market and global liquidity downturn. Bank Indonesia also continues to implement rupiah exchange rate stabilization measures in line with its economic fundamentals, while maintaining market mechanisms. These policies are supported by monetary operations that aim to maintain adequate liquidity in the foreign exchange and money markets. Furthermore, Bank Indonesia also implements a macro-prudential policy, which includes maintaining the countercyclical capital buffer at 0%, to maintain financial system stability and improve banking intermediation function. Bank Indonesia considers its policy responses as consistent with efforts to control inflation within the target inflation rate of 3.5% (±1%) in 2018 and 2019, while effectively managing external sector resilience.

On May 30, 2018 Bank Indonesia further raised the Bank Indonesia Repo Rate by 25 bps to 4.75%, while also raising the Deposit Facility and Lending Facility rates by 25 bps to 4.00% and 5.50% respectively. Bank Indonesia made pre-emptive, front-loading, and ahead-of-the-curve moves to strengthen stability, especially exchange rate stability against a higher than expected Federal Funds Rate hike and increasing risk in the global financial markets.

In June 2018, Bank Indonesia raised the Bank Indonesia Repo Rate by 50 bps to 5.25%, while also raising the Deposit Facility and Lending Facility rates by 50 bps to 4.50% and 6.00% respectively. The policy rate hike decision was Bank Indonesia’s pre-emptive, front-loading, and ahead of the curve move to maintain the domestic financial market’s competitiveness against the changing monetary policies of other countries as well as increasing global uncertainty. These rate hikes were supported by Bank Indonesia’s dual intervention policy in the foreign exchange market and government securities market as well as the monetary operations strategy to maintain adequate liquidity, particularly in the Rupiah money market and interbank swap market.

In July 2018, Bank Indonesia maintained the Bank Indonesia Repo Rate at 5.25%, while maintaining the Deposit Facility and Lending Facility rates at 4.50% and 6.00% respectively. This was consistent with efforts by Bank Indonesia to maintain domestic financial market attractiveness against a backdrop of pervasive uncertainty in the global financial markets in order to maintain stability in general and Rupiah exchange rate stability in particular.

In August 2018, Bank Indonesia raised the Bank Indonesia Repo Rate by 25 bps to 5.50%, while also raising the Deposit Facility and Lending Facility rates by 25 bps to 4.75% and 6.25% respectively. This was consistent with concurrent efforts by Bank Indonesia to maintain the attractiveness of the domestic financial markets and manage the current account deficit within an acceptable threshold.

In September 2018, Bank Indonesia raised the Bank Indonesia Repo Rate by 25 bps to 5.75%, while also raising the Deposit Facility and Lending Facility rates by 25 bps to 5.00% and 6.50% respectively. This was consistent with concurrent efforts by Bank Indonesia to lower the current account deficit within a manageable threshold while maintaining the attractiveness of the domestic financial markets, with a view to strengthening Indonesia’s external resilience despite widespread global uncertainty. To strengthen the Rupiah stability, the policy rate hike was also supported by policies to implement domestic non-deliverable forwards transactions in order to accelerate forex market deepening while providing an alternate hedging instrument for banks and corporations.

In October 2018, Bank Indonesia maintained the Bank Indonesia Repo Rate at 5.75%, while also maintaining the Deposit Facility and Lending Facility rates at 5.00% and 6.50%, respectively. This was consistent with concurrent efforts to reduce the current account deficit within a manageable threshold, while maintaining the attractiveness of domestic financial markets.

In November 2018, Bank Indonesia raised the Bank Indonesia Repo Rate by 25 bps to 6.00%, while also raising the Deposit Facility and Lending Facility rates by 25 bps to 5.25% and 6.75%, respectively. This decision reflects Bank Indonesia’s ongoing efforts to lower the current account deficit within a manageable threshold and improve the attractiveness of domestic financial markets in anticipation of policy rate hikes globally in the next few months. To maintain flexibility and liquidity distribution in the banking industry, Bank Indonesia also raised the Average Reserve Requirement (conventional and Sharia) from 2% to 3%, and the macroprudential liquidity buffer (conventional and Sharia) that can be repurchased to Bank Indonesia, from 2% to 4%, each as a ratio of third party funds. In the area of macroprudential policy, Bank Indonesia maintained the countercyclical capital buffer ratio at 0% and the macroprudential intermediation ratio in the range of 80-92%. To further support financial market deepening, specifically in the Rupiah money market, Bank Indonesia also introduced a regulation on Rupiah interest rate derivatives, namely interest rate swaps and the overnight index swaps. These instruments are expected to provide alternative hedging instruments against domestic interest rate changes. Together with the publication of the Indonesia overnight index average, or IndONIA, since August 2018 and efforts to strengthen the Jakarta interbank offer rate, or JIBOR, credibility, this new regulation is expected to support the creation of more transparent yield curves in the money market and bond market, while also strengthening monetary policy transmission and deepening the government and corporate bond markets.

Money Supply

The following table sets forth the money supply for the periods indicated.

Money Supply

	Money
End of period	Base money	Currency	Demand deposits	TotalM1	Quasi- money	TotalM2
	(in billions of Rupiah)
2017	1,085,796	586,576	804,231	1,390,807	4,009,996	5,419,165
2018P	996,096	590,805	820,868	1,411,673	4,177,276	5,606,780

Source:	Bank Indonesia
P	Preliminary. As of September 30, 2018.
M1	Narrow Money.
M2	Broad Money.

	Factors affecting money supply
End of period	Foreign assets (net)	Claims on central Government (net)(1)	Claims on business sectors	Other items (net)(2)
	(in billions of Rupiah)
2017	1,541,838	488,862	4,412,719	160,930
2018P	1,470,815	484,358	4,520,849	134,184

Source:	Bank Indonesia
P	Preliminary. As of September 30, 2018.
(1)	Claims on central Government are Rupiah-denominated claims which are included net of the Government’s deposits with the banking system.
(2)	Includes capital accounts, SDR allocations and inter-system accounts.

In 2017, Broad Money grew by 8.3% compared to 10.0% growth in 2016, resulting from slower growth in Narrow Money and quasi-money. Narrow Money growth decreased to 12.4% compared to 17.3% in 2016 primarily due to a slower growth in Rupiah demand deposits. Quasi-money growth decreased to 6.8% compared to 7.9% in 2016 primarily due to a decrease in growth of Rupiah time deposits as well as Rupiah savings deposits.

In the nine months ended September 30, 2018, Broad Money grew by 6.7% compared to 10.9% in the same period in 2017. This slower growth was triggered by lower Narrow Money growth of 8.2% compared to 15.8% in the same period in 2017, primarily due to a slower growth in Rupiah demand deposits. Quasi-money growth also decreased to 6.3% from 9.2% in the same period in 2017 primarily due to a decrease in growth of foreign currency time deposits.

Government Budget

Fiscal Policy

The following table sets forth Government revenues and expenditures for the periods indicated.

Government Revenues and Expenditures

	Year Ended December 31,		For the Nine Months Ended September 30,
	2017L	2018C	2017	2018P
	(in trillions of Rupiah)
Revenues and grants:
Domestic revenues
Tax revenues	1,343.5	1,618.1	879.0	1,024.5
Non-tax revenue	311.2	275.4	221.3	281.4
Total domestic revenues	1,654.7	1,893.5	1,100.3	1,305.9
Grants	11.6	1.2	2.6	6.4

Total revenues and grants	1,666.6	1,894.7	1,103.0	1,312.3

Expenditures:
Central government expenditures	1,265.4	1,454.5	808.4	938.8
Transfer to regions and rural fund	742.0	766.2	566.6	573.8

Total central and transfer expenditures	2,007.4	2,220.7	1,375.0	1,512.6
Total expenditures	2,007.4	2,220.7	1,375.0	1,512.6

Primary balance(1)	(124.4)	(87.3)	(102.9)	(2.4)
Surplus/(deficit)	(341.0)	(325.9)	(275.7)	(200.2)

Financing:(2)
Debt Financing	429.1	399.2	461.3	304.9
Investment Financing	(59.8)	(65.7)	(59.7)	(13.9)
On-Lending	(2.1)	(6.7)	(3.7)	1.6
Government Guarantee	(1.0)	(1.1)	(1.0)	—
Other Financing	0.4	0.2	0.3	0.1

Total Financing	366.6	325.9	397.2	292.8

Source:	Ministry of Finance
L	LKPP (Government Financial Report/Audited).
C	Government revenues and expenditures included in the assumptions for the 2018 Budget.
P	Preliminary.
(1)	Primary balance represents revenues minus expenditures excluding interest expenditures.
(2)	In 2017, total financing of Rp366.6 trillion exceeded the 2017 deficit of Rp341.0 trillion and the Government added the difference of Rp15.6 trillion to its reserves.

Realization of 2017 Revised Budget

The key macroeconomic results for 2017, as compared with the key macroeconomic assumptions underlying the 2017 Revised Budget, are as follows:

•	a real GDP growth rate of 5.1% realized for 2017, compared to 5.2% in the 2017 Revised Budget;

•	an inflation rate of 3.6% realized for 2017, compared to 4.3% in the 2017 Revised Budget;

•	a three-month Indonesian treasury bills yield of 5.0% realized for 2017, compared to 5.2% in the 2017 Revised Budget;

•	an exchange rate of Rp13,384 to U.S.$1 realized for 2017, compared to Rp13,400 to U.S.$1 in the 2017 Revised Budget;

•	average oil production by the Republic of 804 thousand barrels of oil per day realized for 2017, compared to 815.0 thousand barrels of oil per day in the 2017 Revised Budget;

•

average gas production by the Republic of 1.14 million barrels of oil equivalent of gas per day realized for 2017, compared to 1.15 million barrels of oil equivalent of gas per day in the 2017 Revised Budget; and

•	an average ICP of U.S.$51 per barrel realized for 2017, compared to U.S.$48 per barrel in the 2017 Revised Budget.

The realization of total Government revenues (including grants) for 2017 was Rp1,666.6 trillion, or 96% of the targeted amount set out in the 2017 Revised Budget, and an increase of 7.1% from 2016. The increase in total Government revenues, as compared with 2016, was primarily due to higher tax revenues in 2017, as a result of better tax compliance post the tax amnesty program. The realization of total revenue (including grants) was lower than the targeted amount set out in the 2017 Revised Budget as actual GDP growth for 2017 was lower than the targeted amount. Total Government revenues consisted of Rp1,343.5 trillion in tax revenue and Rp311.2 trillion in non-tax revenues. During 2017, total Government expenditures realization amounted to Rp2,004.1 trillion, or 96% of the projected expenditures in the 2017 Budget. Total Government expenditures consisted of Rp1,265.4 trillion in central Government expenditure and Rp742.0 trillion in transfers to regions and rural funds. The total Government expenditures realization for 2017, as a percentage of the projected expenditures in the 2017 Revised Budget, was better than the corresponding performance in 2016 due to better budgetary efficiency and fiscal consolidation.

2018 Budget

Policies underlying the 2018 Budget are aimed at supporting the development targets, primarily supporting sustainable growth and employment, poverty eradication, inequality reduction and maintaining balance with fiscal resilience and controlling risk.

The key macroeconomic assumptions underlying the 2018 Budget, as compared to the 2017 Revised Budget, are as follows:

•	a real GDP growth rate of 5.4% in the 2018 Budget, compared to 5.2% in the 2017 Revised Budget;

•	an inflation rate of 3.5% in the 2018 Budget, compared to 4.3% in the 2017 Revised Budget;

•	three-month Indonesian treasury bills yield of 5.2% in the 2018 Budget, the same as in the 2017 Revised Budget;

•	an exchange rate of Rp13,400 to U.S.$1 in the 2018 Budget, the same as in the 2017 Revised Budget;

•	average oil production by the Republic of 800 thousand barrels of oil per day in the 2018 Budget, compared to 815 thousand barrels of oil per day in the 2017 Revised Budget;

•	gas production by the Republic of 1.2 million barrels of oil equivalent of gas per day in the 2018 Budget, compared to 1.15 million barrels of oil equivalent of gas per day in the 2017 Revised Budget;

•	an average ICP of U.S.$48 per barrel in the 2018 Budget, the same as in the 2017 Revised Budget; and

•	a projected nominal GDP of Rp14,850.5 trillion in the 2018 Budget (calculated at current prices), compared to Rp13,613.2 trillion in the 2017 Revised Budget (calculated at current prices).

The Government continues to seek to strengthen and widen the sources of central Government revenues by focusing on increasing the share of tax revenues to 11.6% of GDP, primarily supported by higher income tax and excise and customs tax revenues. This goal is supported through the successful tax amnesty program implemented from 2015 to 2017 and the Government intends to implement legislation in 2018 relating to open access of tax-related financial information. Based on macroeconomic assumptions underlying the 2018 Budget, tax revenues are targeted at Rp1,618.1 trillion, an increase of 9.9% compared to the 2017 Revised Budget.

The 2018 Budget projects a deficit of Rp325.9 trillion. The Government expects to finance the projected deficit from both domestic and international sources. Total expenditures under the 2018 Budget are estimated at Rp2,220.7 trillion, an increase of Rp87.4 trillion compared to the 2017 Revised Budget. The 2018 Budget total revenue (including grants) amounts to Rp1,894.7 trillion, an increase of Rp158.6 trillion compared to the 2017 Revised Budget. Money allocated for transfer to regions and rural funds decreased to Rp766.2 trillion, lower than the ministry/agencies allocation of Rp776.3 trillion in the 2017 Revised Budget. To preserve fiscal sustainability, the deficit target in the 2018 Budget is approximately 2.2% of GDP compared to 2.9% in the 2017 Revised Budget, within the safe harbor limit of 3.0% of GDP mandated by law.

The Government intends to pursue a structural reform in terms of spending that will move away from consumptive spending towards productive spending. The goal is to boost economic growth, alleviate poverty and create more jobs. The Government intends to pursue these goals by further improving the fuel subsidy and electricity subsidy scheme as well as issuing new regulations to accelerate infrastructure spending.

Fuel subsidies (kerosene and diesel fuel) and the subsidy for 3kg liquefied petroleum gas, or 3kg LPG, is budgeted at Rp46.9 trillion. The main policy reasons for the continuation of the limited subsidy support for fuel and 3kg LPG are to increase and develop the construction of an urban gas network for households and to increase the role of local governments in controlling and supervising the consumption of subsidized fuel and 3kg LPG. In addition, electricity subsidies are budgeted at Rp47.7 trillion.

The allocation for Government expenditures in the 2018 Budget is Rp1,454.5 trillion, higher than the Rp1,367.0 trillion in the 2017 Revised Budget. Government expenditures in the 2018 Budget are directed at: (i) poverty alleviation by increasing the Ideal Family Program (Program Keluarga Harapan), a poverty alleviation program, to 10 million beneficiary families from 6 million in 2017 as well as increasing coverage of the Non-Cash Food Aid (Bantuan Pangan Non Tunai) program, (ii) accelerating infrastructure development through 856 km of road construction and 781 km of irrigation construction, (iii) further development of the agriculture, tourism, and fisheries sectors, (iv) reform of government bureaucracy to improve civil servant management and the provision of civil services and (v) defense and democracy through the allocation for minimum essential forces and preparation for the 2019 presidential election.

2019 Budget

The 2019 Budget aims to support investment and Indonesia’s competitiveness by focusing on human resources development and is expected to create a fiscal policy that can respond to global volatility and various challenges, as well as achieving maximum development targets.

The key macroeconomic assumptions for 2019 underlying the 2019 Budget are as follows:

•	an economic growth rate of 5.3%;

•	an inflation rate of 3.5%;

•	three-month Indonesian treasury bills yield of 5.3%;

•	an exchange rate of Rp15,000 to U.S.$1.00;

•	an ICP of U.S.$70 per barrel;

•	an oil production by the Republic of 775 thousand barrels of oil per day; and

•	gas production by the Republic of 1.250 million barrels of oil equivalent of gas per day.

Tax revenues under the 2019 Budget are targeted at Rp1,786.4 trillion, or an increase of 15.4% from the 2018 Budget target, which results in a tax revenue to GDP ratio of approximately 12.2%. The taxation strategies and policies for 2019 seek to find more sources of Government revenues, while continuing to support the investment climate and export competitiveness, as well as increasing the level of tax compliance by making the taxation regime simpler and more transparent. Non-tax revenue under the 2019 Budget is targeted at Rp378.3 trillion, or an increase of 8.3% from the 2018 Budget target. The non-tax revenue policies for 2019 aim to optimize natural resources and state-owned assets in compliance with Law No. 9 of 2018 on Non-Tax State Revenue, which is the new benchmark for the improvement of governance and higher accountability in managing non-tax sources of Government revenues.

Total expenditures under the 2019 Budget are estimated at Rp2,461.1 trillion, or an 11.0% increase from the Rp2,217.3 trillion in the 2018 Budget, comprising Rp1,634.3 trillion in central Government expenditures and Rp826.8 trillion in transfer to regions and rural funds. Allocations in the 2019 Budget include (i) Rp492.5 trillion for education, (ii) Rp415.0 trillion for infrastructure development, (iii) Rp385 trillion for social security programs, including programs for social assistance, village funding, subsidies and support for the development of small and medium enterprises and cooperatives, and (iv) Rp123.1 trillion for health.

The 2019 Budget projects a deficit of Rp296.0 trillion or 1.84% of projected 2019 GDP. This projected deficit is 5.8% lower than the projected deficit of Rp314.2 trillion or 2.12% of projected 2018 GDP in the 2018 Budget. The Government expects to fund the deficit from debt financing.

Government Finances

The following table sets forth information regarding the revenues and expenditures of the Government for the periods indicated.

Government Revenues.

The following table sets forth Government revenues by category for the periods indicated.

Government Revenues

	Year Ended December 31,	Nine Months Ended September 30,
	2017L	2017	2018P
	(in trillions of Rupiah)
Domestic revenues:
Tax revenues:
Domestic tax:
Income tax:
Oil and gas	50.3	38.6	47.6
Non-oil and gas	596.6	418.1	488.0

Total income tax	646.9	456.7	535.6
Value added tax (VAT)	480.7	307.4	351.5
Land and building tax	16.8	1.9	8.3
Excises	153.3	81.0	90.0
Other taxes	6.7	4.8	5.5

Total domestic taxes	1,304.4	851.8	990.0
International trade taxes:
Import duties	35.1	24.6	28.5
Export tax	4.1	2.6	5.2

Total international trade taxes	39.2	27.3	33.6

Total Tax Revenues	1,343.6	879.0	1,024.5

Non-tax revenues:
Natural resources:
Oil	61.3	61.2	94.1
Gas	20.5	0.0	0.0

Total oil and gas	81.8	61.2	94.1
General mining	23.8	16.5	22.1
Forestry	4.1	2.7	3.3
Fishery	0.5	0.4	0.3
Geothermal	0.9	0.5	1.1

Total non-oil and gas	29.3	20.3	26.8

Total natural resources	111.1	81.5	121.0
Profit transfer from SOEs	43.9	38.9	41.1
Other non-tax revenues	108.9	67.3	79.8
Public Service Agency (BLU) Income(1)	47.3	33.7	39.5

Total Non-tax Revenues	311.2	221.3	281.4

Total Domestic Revenues	1,654.8	1,100.3	1,305.9

Grants	11.2	2.6	6.4

Total Revenues and Grants	1,666.0	1,103.0	1,312.3

Source: Ministry of Finance

L	LKPP (Government Financial Report/Audited).
P	Preliminary.
(1)

Includes Government’s share of Bank Indonesia’s profits representing amounts in excess of Bank Indonesia’s capital ratio requirements, which excess amounts are transferred to the central Government to be used for repayments of certain central Government obligations to Bank Indonesia.

Sources of Government Revenues.

Government revenues increased by 7.1% from Rp1,555.9 trillion in 2016 to Rp1,666.0 trillion in 2017, primarily driven by an increase in tax revenues. Total tax revenues increased by 4.6% from Rp1,285.0 trillion in 2016 to Rp1,343.6 trillion in 2017, mainly driven by higher value added taxes, which increased by 16.6% from Rp412.2 trillion in 2016 to Rp480.7 trillion in 2017 primarily due to an increase in household consumption. This was offset partly by a 5.3% decline in non-oil and gas taxes from Rp630.1 trillion in 2016 to Rp596.6 trillion in 2017 mainly due to the decrease in non-oil and gas income tax. Total non-tax revenues increased by 18.8% from Rp262.0 trillion in 2016 to Rp311.2 trillion in 2017. This was primarily driven by an increase in total oil and gas revenues of 85.5% from Rp44.1 trillion in 2016 to Rp81.8 trillion in 2017 mainly due to higher oil prices. Total natural resources revenues increased by 71.2% from Rp64.9 trillion in 2016 to Rp111.1 trillion in 2017 mainly due to higher oil prices and an increase in demand for commodities such as coal.

Government revenues increased by 19.0% from Rp1,103.0 trillion in the first nine months of 2017 to Rp1,312.3 trillion in the same period in 2018, primarily driven by an increase in tax revenues. Total tax revenues increased by 16.6% from Rp879.0 trillion in the first nine months of 2017 to Rp1,024.5 trillion in the same period in 2018, mainly driven by an increase in non oil-gas income taxes. Total non-tax revenues increased by 27.2% from Rp221.3 trillion in the first nine months of 2017 to Rp281.4 trillion in the same period in 2018 primarily due to higher oil price. Total natural resources revenues increased by 48.5% from Rp81.5 trillion in the first nine months of 2017 to Rp121.0 trillion in the same period in 2018 mainly due to higher oil prices and an increase in demand for commodities such as coal.

Government Expenditures.

The following table sets forth the expenditures of the Government for the periods indicated.

Government Expenditures

	Year Ended December 31,	Nine Months Ended September 30,
	2017L	2017	2018P
	(in trillions of Rupiah)
Central Government expenditures:
Personnel expenditures	312.7	237.0	263.9
Good and services expenditures	291.5	166.6	194.1
Capital expenditures	208.7	90.6	89.9
Interest payments:
Domestic debt	200.0	161.6	184.8
Foreign debt	16.6	11.2	13.0
Total interest payments	216.6	172.8	197.8
Subsidies:
Energy subsidies	97.6	58.1	92.5
Non-energy subsidies	68.8	34.2	30.9
Total subsidies	166.4	92.3	123.4
Grant expenditures	5.4	2.4	0.1
Social assistance(1)	55.3	42.7	62.8
Other expenditures	8.8	4.0	6.9

Total Central Government Expenditures	1,265.4	808.4	938.8

	Year Ended December 31,	Nine Months Ended September 30,
	2017L	2017	2018P
	(in trillions of Rupiah)
Transfers to Regions and Rural Fund
Transfer to Regions
Balanced funds:
General transfer funds:
Revenue sharing funds	88.2	67.5	57.2
General allocation funds	398.6	332.3	334.2
Total general transfer funds	486.8	399.8	391.4
Specific allocation funds:
Physical special allocation fund	62.1	33.1	35.7
Non-physical special allocation fund	105.6	71.6	87.5
Total specific allocation funds	167.7	104.7	123.2
Total balanced funds	654.5	504.5	514.6
Regional incentive fund	7.5	7.5	7.2
Specific autonomy funds(2)	19.4	14.3	13.2
Specific Fund for Special Region of Yogyakarta	0.8	0.6	0.8
Total Transfer to Regions	682.2	526.9	535.9
Rural Fund(3)	59.8	39.6	37.9

Total Transfers to Regions and Rural Fund	742.0	566.6	573.8

Total Government Expenditures	2,007.4	1,374.9	1,512.6

Source: Ministry of Finance

L	LKPP (Government Financial Report/Audited).
P	Preliminary.
(1)	Consists of Social assistance from Ministries/Agencies Spending and Social Assistance for Disaster Relief.
(2)	Consists of specific autonomy fund and additional specific infrastructure autonomy fund for Papua and West Papua Provinces.
(3)	Starting from FY 2015, Government allocates to the rural fund based on law number 6/2014.

Government Expenditures.

Total Government expenditures increased by 7.7% from Rp1,864.3 trillion in 2016 to Rp2,007.4 trillion in 2017. Total central Government expenditures increased by 9.7% from Rp1,154.0 trillion in 2016 to Rp1,265.4 trillion in 2017, primarily due to higher goods and services expenditures, higher capital expenditures resulting from the continuing implementation of Government programs by line ministries and macroeconomic factors such as the lower Rupiah to U.S. dollar exchange rate, which have an effect on interest payments. Total interest payment increased by 18.5% from Rp182.8 trillion in 2016 to Rp216.6 trillion in 2017. Total transfers to regions and rural fund increased by 4.5% from Rp710.3 trillion in 2016 to Rp742.0 trillion in 2017, primarily due to higher distributions to the regional incentive fund, the balanced fund and the rural fund.

Total Government expenditures increased by 10.0% from Rp1,374.9 trillion in the first nine months of 2017 to Rp1,512.6 trillion in the same period in 2018. Total central Government expenditures increased by 16.1% from Rp808.4 trillion in the first nine months of 2017 to Rp938.8 trillion in the same period in 2018, primarily due to increases in fuel subsidies and interest payments. The increase in fuel subsidies was primarily due to an adjustment in diesel subsidies from Rp500/litre to Rp2,000/litre and payment of energy subsidy arrears from previous years. The increase in interest payments was primarily due to the depreciation of the Rupiah. Total transfers to regions and rural fund increased by 1.3% from Rp566.6 trillion in the first nine months of 2017 to Rp573.8 trillion in the same period in 2018, primarily due to higher specific allocation funds realization.

Public Debt

As of September 30, 2018, total public debt of the central Government was U.S.$295.8 billion, 18.6% of which consisted of loans and 81.4% of which consisted of securities, including domestic and foreign issuances of bonds and Sukuk.

External Public Debt of the Republic

External public debt of the Republic consists of central government debt (other than public domestic debt) and debt of Bank Indonesia owed to creditors outside Indonesia. The discussion below treats the external debt of Bank Indonesia as part of the Republic’s external debt. However, SBI, which are issued by Bank Indonesia in its role as formulator and implementer of the Republic’s monetary policy, are not considered liabilities of the Republic. Accordingly, SBI are not reflected in the Government debt discussions in this prospectus. See “— Financial System — Bank Indonesia.” The discussion of debt of the Republic in this section differs from the discussion of “Government debt” elsewhere in this prospectus, in which Bank Indonesia debt is excluded and only central Government debt, which depends on Government revenues for its repayment, is included. See “— Government Budget — Government Finances.”

The following table sets forth information on the outstanding external public debt of the Republic in terms of creditor type as of the dates indicated.

Outstanding External Public Debt of the Republic by Source(1)

	As of September 30,
	2017	2018P
	(in billions of U.S. dollars)
Concessional Loans:
Multilateral creditors	27.8	29.5
Bilateral creditors	23.1	22.0
Semi-concessional Loans:
Export agency creditors	0.1	0.1
Commercial(2)	66.2	73.8

Total	117.2	125.4

Total external public debt of the Republic, as a percentage of GDP for the period indicated(3)	11.8%	12.9%

Source: Ministry of Finance

P	Preliminary.
(1)	Foreign currency values of outstanding external debt have been converted into U.S. dollars at the applicable BI middle exchange rates as of the respective dates indicated.
(2)	Includes securities (bonds and Sukuk) issued in international capital markets and commercial bank borrowings.
(3)	In calculating as a percentage of GDP, GDP in U.S. dollars has been converted from Rupiah into U.S. dollars at the applicable BI middle exchange rates as of the respective dates indicated.

Sources of External Public Borrowing

The total outstanding external public debt of the Republic as of September 30, 2018 was U.S.$125.4 billion.

The following table sets forth the outstanding amounts of international development assistance received by the Republic as of the dates indicated.

International Development Assistance(1)(2)

	As of December 31,	As of September 30,
	2017	2018P
	(in millions of U.S. dollars)
Bilateral loans	23,210.4	21,994.5
Multilateral loans:
IMF	—	—
World Bank Group	17,955.7	18,318.3
Asian Development Bank	9,065.9	10,023.6
Islamic Development Bank	908.8	925.4
Nordic Investment Bank	11.4	10.4
European Investment Bank	16.1	13.0
International Fund for Agricultural Development	188.1	181.5
Asian Infrastructure Development Bank	23.8	58.8
Multilateral Investment Guarantee Agency	—	—

Total multilateral loans	28,169.8	29,531.1

Total Loans	51,380.2	51,525.6

Source: Ministry of Finance

P	Preliminary.
(1)	The term international development assistance includes any concessionary loans provided by international financial institutions or foreign governments, excluding grants.
(2)	Foreign currency values of international development assistance have been converted into U.S. dollars at the applicable BI middle exchange rates as of the respective dates indicated.

The following table sets forth the external public debt of the Republic by currency as of the dates indicated.

Outstanding External Public Debt of the Republic by Major Currency

	As of September 30,
	2018P
	In millions of original currency	In millions of U.S. dollars(1)
U.S. dollars	91,723.8	91,723.8
Japanese yen	1,990,018.8	17,521.6
Euros	11,118.6	12,950.4
SDR	1,291.0	1,810.0
British pounds	90.1	117.9
Others	Multiple currencies	1,323.6

Total	N/A	125,447.4

Source: Ministry of Finance

P	Preliminary.
(1)	Calculated based on the applicable BI middle exchange rates as of the date indicated for each column.
N/A	Not applicable.

The following table sets forth the external debt service requirements of the central Government for the years indicated.

External Debt Service Requirements of the Central Government(1)

Period	Principal repayment	Interest repayment	Total
	(in millions of U.S. dollars)
2015	5,925.6	3,328.6	9,254.2
2016	6,038.7	3,618.7	9,657.4
2017	5,861.7	3,984.8	9,846.4
2018(P)(2)	8,427.8	4,313.8	12,741.5
2019(P)	10,330.7	4,405.3	14,736.0
2020(P)	9,081.2	4,056.5	13,137.7

Source: Ministry of Finance

(1)	Foreign currency values of outstanding external debt have been converted into U.S. dollars at the applicable BI middle exchange rates as at the transaction dates.
(2)

Calculated based on (i) actual principal and interest payments made from January 1, 2018 to September 30, 2018 and (ii) projected principal and interest payments to be made from October 1, 2018 to December 31, 2018 based on external debt outstanding as of September 30, 2018.

(P)	Projected based on external debt outstanding and exchange rates as of September 30, 2018.

External Debt of Bank Indonesia

The following table sets forth the outstanding multilateral and commercial external debt of Bank Indonesia by type of credit as of the date indicated.

Outstanding Multilateral and Commercial External Debt of Bank Indonesia(1)

As of September 30, 2018P
(in millions of U.S. dollars)
Multilateral	2,777
Commercial(2)	0

Total	2,777

Source: Bank Indonesia

P	Preliminary.
(1)	Foreign currency values of outstanding external debt have been converted into U.S. dollars at the applicable BI middle exchange rates as of the respective dates indicated.
(2)	Includes bonds issued in international capital markets and commercial bank borrowings but excludes SBI owned by non-residents, currencies and deposits and other liabilities.

The following table sets forth the external debt service requirements of Bank Indonesia for the years indicated.

External Debt Service Requirements of Bank Indonesia

Period	Principal repayment	Interest repayment	Total
	(in millions of U.S. dollars)
2015	32.6	2.9	35.5
2016	48.3	4.2	52.5
2017	144.9	13.4	158.3
2018(P)	0.0	15.5	15.5
2019(P)	0.0	26.4	26.4
2020(P)	0.0	26.4	26.4

Source: Bank Indonesia

(P)	Projected based on external debt outstanding as of September 30, 2018.

External Debt of State-Owned-Enterprises

The following table sets forth the outstanding direct external debt of SOEs as of the dates indicated.

Outstanding Direct External Debt of State-Owned-Enterprises(1)

	As of December 31, 2017	As of September 30, 2018P
	(in millions of U.S. dollars)
Financial institutions:
Bank	5,424	5,876
Non-bank	4,016	3,604

Total financial institutions	9,440	9,480
Non-financial institutions	24,503	26,653

Total	33,944	36,133

Source: Bank Indonesia

P	Preliminary.
(1)	Foreign currency values of outstanding direct external debt have been converted into U.S. dollars at the applicable BI middle exchange rates as of the respective dates indicated.

Domestic Public Debt of the Central Government

The following table sets forth the outstanding domestic public debt of the central Government as of the dates indicated.

Domestic Public Debt of the Central Government

	As of December 31, 2017	As of September 30, 2018P
Total domestic public debt, in trillions of Rupiah(1)	2,346.9	2,543.6

Source: Ministry of Finance

P	Preliminary.
(1)	Excludes SBI, which are obligations of Bank Indonesia and not of the Government. See “— Financial System — Bank Indonesia.”

Domestic Debt Service Requirements of the Central Government

The following table sets forth the debt service requirements for the central Government for the years indicated.

Direct Domestic Debt Service Requirements of the Central Government(1)

Period	Principal repayment and redemption	Interest repayment	Total
	(in trillions of Rupiah)
2015	147.4	111.0	258.4
2016	309.8	148.3	458.1
2017	257.9	161.4	419.2
2018(P)	374.6	247.1	549.1
2019(P)	294.4	167.8	462.2
2020(P)	172.3	156.7	329.0

Source: Ministry of Finance

(1)	Foreign currency values of outstanding direct domestic debt service, which are in U.S. dollars, have been converted into Rupiah based on the exchange rate as of December 31, 2017 of U.S.$1=73,548.
(P)	Projected based on external debt outstanding and exchange rates as of September 30, 2018.

Contingent Liabilities from Government Guarantees

As part of the Government’s policy to prioritize infrastructure development, the Government has provided support to encourage investment in infrastructure projects in the form of credit and investment guarantees. External debts of SOEs are not direct obligations of the Republic, unless such debts are explicitly guaranteed by the Republic.

Starting from 2008, the Government has been allocating a contingent budget with respect to these guarantees. Any unused budget allocations will be transferred to a guarantee reserve fund account. This reserve fund, together with the relevant annual budget allocations, serve as a reserve for any claims that arise from these guarantees.

As of June 30, 2018, the Government had accumulated Rp3.3 trillion in the guarantee reserve fund account. The guarantee that the Government has provided to infrastructure projects includes:

•

Full default risk guarantees relating to the PT PLN loans for the construction of coal power plants with aggregate capacity of 10,000 MW and the associated transmission lines (Fast Track I program). Outstanding guarantees for this program amount to Rp34.78 trillion;

•

Partial default risk guarantees for local government-owned water companies’ loans in connection with the Millennium Development Goals in water provision. Outstanding guarantees for this program amount to Rp149.08 million;

•

Business viability guarantees to Independent Power Producers on the ability of PT PLN to fulfill its financial obligations based on Power Purchase Agreements related to Fastrack II program. Guarantee exposure for this program amounts to Rp22.86 trillion;

•	Co-guarantee scheme between the Government and the Indonesia Infrastructure Guarantee Fund (IIGF) to guarantee PPP projects such as power plant projects (Central Java steam power plant) and toll road projects (Jakarta Cikampek II Elevated, Cileunyi — Sumedang — Dawunan, Krian — Legundi — Bunder — Manyar and Serang — Panimbang, Probolinggo — Banyuwangi, and Jakarta Cikampek II Selatan). Guarantee exposure for this program amounts to Rp24.33 trillion;

•	Full default risk guarantees relating to PT Hutama Karya loans and bonds for the construction of Sumatera Toll Roads. Outstanding guarantees for this program amount to Rp6.92 trillion;

•

Guarantee for infrastructure financing through direct loans from International Financial Institutions to SOEs to finance infrastructure projects. Outstanding guarantees for this program amount to Rp11.31 trillion;

•

Full default risk guarantee relating to the PT Kereta Api Indonesia (Persero) loans for construction of Light Rail Transit Jakarta-Bogor-Depok-Bekasi. Outstanding guarantees for this program amounts to Rp359.14 billion; and

•	Guarantee for local infrastructure financing through PT SMI. Outstanding guarantees for this program amount to Rp1.22 trillion.

As of September 30, 2018, no claims from the foregoing guarantees have arisen.

Foreign Exchange and Reserves

Exchange Rates

The following table sets forth information on exchange rates between the Rupiah and the U.S. dollar for the periods indicated.

Exchange Rates

	Rupiah per U.S. dollar
	End of Period	Average
2013	12,170	10,445
2014	12,385	11,876
2015	13,785	13,392
2016	13,473	13,305
2017	13,568	13,385
2018A	14,303	14,225

Source: Bank Indonesia

A	As of November 30, 2018.

In the first eleven months of 2018, the average exchange rate was Rp14,225 per U.S. dollar, compared to Rp13,385 for the full year in 2017. The weakening of the Rupiah against the U.S. dollar in the first eleven months of 2018 was primarily due to the appreciation of the U.S. dollar against most other foreign currencies, an increase in tensions over a potential trade war between the U.S. and China and the continued expectations of more rate hikes by the U.S. Federal Reserve.

International Reserves

The following table sets forth the Republic’s total official international reserves, expressed in (i) U.S. dollar equivalents and (ii) the number of months of imports and Government external debt repayments, in each case at October 31, 2018. These reserves consist of foreign exchange, gold, SDRs and a reserve position with the IMF.

Indonesia complies with the IMF’s Special Data Dissemination Standard requirement on international reserves and foreign exchange currency liquidity.

Official International Reserves of the Republic

As of October 31, 2018P
(in millions of U.S. dollars, except for months)
Gold	3,094
SDRs	1,544
Reserve position with the IMF	1,089
Foreign exchange(1) and others	109,436

Total	115,163

Total as number of months of imports and Government external debt repayments	6.2

Source: Bank Indonesia

P	Preliminary.
(1)	Converted into U.S. dollars at the applicable BI middle exchange rates as of the respective dates indicated.

As of October 31, 2018, foreign reserves were U.S.$115.2 billion which is equal to 6.2 months of import coverage and Government external debt service requirements. The coverage ratio is in excess of the recommended international adequacy ratio of three months of import coverage.

Debt-to-GDP Ratios

The following table sets forth the central Government’s debt-to-GDP ratio and debt service to GDP ratio as of the dates indicated. Under the State Finances Law No. 17 of 2003, the Republic’s debt-to-GDP ratio must remain below 60%.

Debt-to-GDP Ratios

	As of December 31, 2017L	As of September 30, 2018P
	(percentages, unless indicated otherwise)
Debt-to-GDP ratio(1)	29.4	30.4
Debt service to GDP ratio(1)	4.2	4.0
Total public debt of the central Government (in billions of U.S.$)(1)(2)	294.9	295.8
— % in Loans	18.7	18.6
— % in Bonds	81.3	81.4

Source: Ministry of Finance, Bank Indonesia

L	LKPP (Audited).
P	Preliminary.
(1)	Outstanding foreign currency debt was converted to Rupiah using the BI middle exchange rate as of each period indicated in the table.
(2)	The following exchange rates were used: Rp13,384 per U.S.$ for 2017 and Rp14.929 per U.S.$ as of September 30, 2018.